1B

SO 3/6/03 ##

03014200

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 28 2003 207 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blue Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 Estate Drive, Suite 250
(No. and Street)

Deerfield (City) Illinois (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian A. Casper (847) 267-6614
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago, (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Casper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Capital Group LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2003

Brian G Casper
Signature

CFO
Title

Janet M. Herr
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A REPORT CONTAINING A STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED; ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT.

BLUE CAPITAL GROUP LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUE CAPITAL GROUP LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUE CAPITAL GROUP LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BLUE CAPITAL GROUP LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Schultz and Chez, LLP

Chicago, Illinois
February 15, 2003

BLUE CAPITAL GROUP LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash	$	39,148
Securities owned, at market		
U.S. government		102,060
Equities		4,715,732
Options		786,920,676
Securities contributed for the use of the company, at market		2,574,081
Interest and dividends receivable		241,168
Furniture and equipment, net		519,163
Exchange membership, at cost (market value $1,122,500)		1,053,000
Other assets		1,383,449
TOTAL ASSETS	$	797,548,477
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Payables to brokers, dealers and clearing organizations	$	12,435,554
Securities sold, not yet purchased, at market		
Equities		105,799,101
Options		655,873,273
Interest and dividends payable		714,936
Accounts payable and accrued expenses		1,201,704
Total Liabilities		776,024,568
Members' Equity		21,523,909
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	797,548,477

The accompanying notes are an integral part
of this financial statement.

BLUE CAPITAL GROUP LLC
(A Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

(1) *NATURE OF BUSINESS*

BLUE CAPITAL GROUP LLC, a Delaware Limited Liability Company, operates as a market-maker and trader on various securities and futures exchanges.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value.

Securities contributed for the use of the Company are recorded at market and the resulting gains and losses are allocated to the respective member's equity.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2002, accumulated depreciation was $995,493.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK*

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related

(3) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)*

and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, as of December 31, 2002.

	(all amounts in millions)		
	Contract Value	Market Value	Average Contract Value During 2002
Equities sold, not yet purchased	$ 106	$ 106	$ 76
Written options	$ 11,186	$ 656	$ 18,700
Options held for trading	$ 10,000	$ 787	$ 18,800
Financial futures contracts	$ 367	$ N/A	$ 2,090

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

As a market-maker and trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies involving derivative financial instruments.

(4) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2002, a credit concentration with its clearing broker consisted of approximately $20 million representing the market value of the Company's trading accounts. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

(5) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $17,302,251 which exceeded requirements by $17,202,251 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(6) OPERATING LEASES

The Company has entered into two office space lease commitments which expire through August 31, 2007. The future minimum rental payments are as follows:

December 31,	Amount
2003	$ 202,232
2004	135,823
2005	115,739
2006	119,211
2007	81,048
Total	$ 654,053

(7) SUBSEQUENT EVENTS

During the period from January 1, 2003 through February 15, 2003, Members withdrawals were $2,695,086.